Exhibit 99.1

PRESS RELEASE
All amounts in Canadian dollars

BROOKFIELD INFRASTRUCTURE COMPLETES
$250,000,000 PREFERRED UNIT ISSUE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

Brookfield, News, August 2, 2016 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced the completion of its previously announced issue of Cumulative Class A Preferred Limited Partnership Units, Series 5 ("Series 5 Preferred Units") in the amount of $250,000,000. The offering was underwritten by a syndicate led by TD Securities Inc., CIBC Capital Markets, RBC Capital Markets, and Scotiabank.

Brookfield Infrastructure issued 10,000,000 Series 5 Preferred Units at a price of $25.00 per unit, for total gross proceeds of $250,000,000. Holders of the Series 5 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution yielding 5.35% annually for the initial period ending September 30, 2021. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 4.64%, and (ii) 5.35%. The Series 5 Preferred Units will commence trading on the Toronto Stock Exchange this morning under the ticker symbol BIP.PR.C.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

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Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and communications infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldinfrastructure.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with approximately $240 billion of assets under management. For more information, go to www.brookfield.com

For more information, please visit our website at www.brookfieldinfrastructure.com or contact:
Media: Suzanne Fleming Senior Vice President, Branding & Communications Tel: (212) 417-2421 Email: suzanne.fleming@brookfield.com	Investors: Melissa Low Vice President, Investor Relations & Communications Tel: (416) 956-5239 Email: melissa.low@brookfield.com